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                           January 18, 2023

       Brian Doxtator
       Chief Executive Officer
       Commonwealth Thoroughbreds LLC
       101 West Loudon Ave Suite 210
       Lexington, Kentucky 40508

                                                        Re: Commonwealth
Thoroughbreds LLC
                                                            Post Qualification
Amendment No. 6 to Form 1-A
                                                            Filed January 13,
2023
                                                            File No. 024-11130

       Dear Brian Doxtator:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Scott
Anderegg at 202-551-3342 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services